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15048688

UN
SECURITIES AND
Washin

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Securities, Inc.

OFFICIAL USE ONLY
222
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. Pacific Coast Hwy., #150
(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney — 760 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540	Newport Beach	California	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Richard P. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Executive Vice President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of LOS ANGELES

On FEBRUARY 27, 2015 (Date) before me, CHERYL L. NEIFFER, NOTARY PUBLIC (Here Insert Name and Title of the Officer),
personally appeared RICHARD P CONWAY (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.


CHERYL L. NEIFFER
Commission # 2064684
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2018

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Corporate Officer — Title(s): ____
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

Signer's Name: ____
- ☐ Corporate Officer — Title(s): ____
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
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Signer Is Representing: ____

Diversified Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

CONTENTS


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Diversified Securities, Inc.

We have audited the accompanying financial statements of Diversified Securities, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 27, 2015

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash		$ 414,159
Total cash		414,159
Receivables:		
Other		25,009
Marketable equity securities		71,940
Property and equipment, at cost, less $332,641 of accumulated depreciation		400
Other assets		12,723
Total assets		$ 524,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 10,404
Other liabilities		36,144
Due to affiliates		17,582
Total liabilities		64,130
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	359,163	
Accumulated other comprehensive income	47,940	
Total stockholder's equity		460,101
Total liabilities and stockholder's equity		$ 524,231

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Concessions:		
Mutual funds and annuities		$ 7,399
Reimbursements		403,394
Dividends		645
Management fees - related party		480,000
Other Management fees		564,084
Total revenues		1,455,522
Expenses:		
Commission expense	$ 432	
Clerical and administrative employees' expenses	943,325	
Communications	23,018	
Occupancy and equipment costs	240,768	
Promotional costs	4,875	
Regulatory fees, assessments and professional fees	41,048	
Other	205,507	
Total expenses		1,458,973
Income before income taxes		(3,451)
Income taxes		800
Net income		(4,251)
Other comprehensive income:		
Unrealized gain on securities	12,240	
Other comprehensive income		12,240
Comprehensive income		$ 7,989

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year	$ 21,675	31,323	363,414	35,700	452,112
Net income for the year ended December 31, 2014	-	-	(4,251)	-	(4,251)
Other comprehensive income	-	-	-	12,240	12,240
Balance, at end of year	$ 21,675	31,323	359,163	47,940	460,101

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income		$ (4,251)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 800	
(Increase) decrease in:		
Receivables - other	705	
Increase (decrease) in:		
Accounts payable and accrued expenses	(341)	
Total adjustments		(1,164)
Net cash flows provided by operating activities		(5,415)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		(5,415)
Cash, beginning of year		419,574
Cash, end of year		$ 414,159

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears limited partnership transactions with and for its customers. The Company's primary business consists of facilitating limited partnership transfers for its affiliate, DSI Properties, Inc. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2014 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 71,940	$ -	$ -	$ 71,940

Marketable equity securities are based on quoted market prices in active markets for identical assets.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which is also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax. Deferred income taxes result primarily from the differences between the statutory 1-1/2% California franchise tax and the minimum tax and the use of the accelerated cost recovery system for depreciating assets for California tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The marketable equity securities, which had an original cost of $24,000, had an aggregate fair value of $71,940 at December 31, 2014. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $47,940.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 199,874
Leasehold improvements	134,767
	334,641
Less accumulated depreciation	(334,241)
Net property and equipment	$ 400

(4) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $480,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2013, and is shown as "Management fees - related party" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable (payable) balance:

DSI Financial, Inc.	$ (2,534)
DSI Properties, Inc.	(15,048)
	$ (17,582)

(5) INCOME TAXES

Income taxes consist of the following:

Current	$ 800
Deferred	-
	$ 800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2014.

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	-	-	-
	$ 800	$ 800	$ 800	$ 2,400

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2010 and forward remain open for examination by federal and state taxing authorities.

(6) COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, West Covina and Tustin, California. The lease agreements expire in various years through 2021.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2014, are approximately as follows:

Year Ended December 31,	Amount
2014	131,097
Total minimum future rental payments	$ 131,097

The Company entered into a month-to-month lease for its offices in Covina and Visalia, California. The monthly rent is $4,070.

Rent expense for the year was $156,229.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $414,059 at December 31, 2014. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014, the net capital ratio was .1577 to 1 and net capital was $406,614 which exceeded the required minimum capital by $156,614.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 27, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

DIVERSIFIED SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total ownership equity		$ 460,100
Less non-allowable assets:		
Petty cash	$ (100)	
Other receivable	(25,009)	
Property and equipment, net	(400)	
Other assets - deposits	(12,723)	
		(38,232)
Net capital before haircut		421,868
Haircut:		
Marketable equity securities (15% of $59,700)	(10,791)	
Undue concentration	(4,463)	
		(15,254)
Net capital		$ 406,614

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,275
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 156,614

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 64,130
Total aggregate indebtedness	$ 64,130
Ratio of aggregate indebtedness to net capital	.1577 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2014

Net capital as reported in unaudited Focus Report Part IIA	$	406,615
Net capital as reported in audited financial statements	$	406,614

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2014

Credits:		
Free credit and other credit balances in customer's accounts		$
Customers' securities failed to receive		
Debits		
Excess of total credits over total debits		
Amounts held, on deposit in "Reserve Bank Account at year-end	$	
Amount of deposit (withdrawal) in "Reserve Bank Account on January 3, 2015		
Net amount in "Reserve Bank Account after deposit		
Amount in excess of that required to be deposited		$

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

DIVERSIFIED SECURITIES, INC.

· INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2014

1. Customers' fully paid securities not in the respondent's possession or control as the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $ ________

   A Number of items ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ ________

   B. Number of items ________

DIVERSIFIED SECURITIES, INC.

SCHEDULE OF CUSTOMER SEGREGATED FUNDS

DECEMBER 31, 2014

Not Applicable - The Company does not hold customer segregated funds.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Diversified Securities, Inc.

We have reviewed management's statements, included in the accompanying Compliance Report in which (1) Diversified Securities, Inc. identified the following provision of 17 C.F.R 15c3-3k under which Diversified Securities, Inc. claimed an exemption from 17 C.F.R 240.15c3-3: (k) 3 the compliance provisions and (2) Diversified Securities, Inc. stated that Diversified Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Diversified Securities, Inc. management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Diversified Securities, Inc. compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k) 3 of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 27, 2015



Diversified Securities Inc.

Complete Investment Services

All Major Stock Exchanges

February 27, 2015

Brian Rusywick
Anton & Chia, LLP
3501 Jamboree Road, Suite 540
Newport Beach, CA 92660

Re: SEA Rule 17a-5(d) (3) Compliance Report

Dear Mr. Rusywick:

Pursuant to the referenced rule, the following statement of assertions regarding compliance by Diversified Securities, Inc. is provided:

1. The Company's system of Internal Control Over Compliance was effective throughout the entire period ending June 1, 2014 through December 31, 2014.
2. The Company's system of Internal Control Over Compliance was effective as of the end of the most recent fiscal year ending December 31, 2014.
3. The broker/dealer was in compliance with the "net capital rule", Rule 15c3-1and the "reserve capital rule", Rule 15c3-3(e) at of the end of the most recent fiscal year ending December 31, 2014; and
4. The information the broker/dealer used to state whether it was in compliance with the net capital rule and the reserve requirements rules was derived from the books and records of the broker/dealer.

Sincerely,

Nicoleatte Denney
Financial Operations Principal

6700 E. Pacific Coast Highway · P.O. Box 357 · Long Beach, California 90801 (562) 493-8881 Fax (562) 493-342